EXHIBIT 99.1

Hydrogenics to Host Third Quarter Conference Call November 10, 2010

MISSISSAUGA, Ontario, Oct. 28, 2010 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics") a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it will host a conference call at 10:00 a.m. Eastern on November 10, 2010 for the third quarter ended September 30, 2010. Earnings will be issued before the market opens that day, and the filing of the company's results with the appropriate regulatory bodies will follow. During the call, Daryl Wilson, President and Chief Executive Officer, and Lawrence Davis, Chief Financial Officer, will review the company's financial results. The telephone number for the conference call is 877-307-1373 or, for international callers, 678-224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling 706-645-9291, conference ID #21280363. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

CONTACT:  Hydrogenics Corporation
          Lawrence Davis, Chief Financial Officer
            (905) 361-3633
            investors@hydrogenics.com
          Investor Relations Contact:
          Chris Witty
            (646) 438-9385
            cwitty@darrowir.com